International Development Corp.
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                               Tel. (416) 490-0254



                                 March 17, 2005

Mr. Ryan Rohn
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

     RE:  INTERNATIONAL DEVELOPMENT CORP.
          FORM 10-KSB AND FORM 10-KSB/A FOR THE FISCAL YEAR ENDED AUGUST 31,2004 FORM 10-QSB FOR THE QUARTER ENDED NOVEMBER 30, 2004
          FILE NO. 000-31343

Dear Mr. Rohn:

     With respect to the above-captioned matter, please be advised that International Development Corp. (the "Registrant") will amend its Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 to reflect any changes required therein as discussed below in response to your comments. We would ask that you review our replies to your comments and advise if we have adequately responded to your comments so that we may then file the amended Form 10-KSB/A reflecting these changes.

FORM 10-KSB AND FORM 10-KSB/A FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS, P. 11

     1. The decrease in sales revenue in recent periods has been directly related to the Company focusing on the reorganization and repositioning of the Corporation, in an effort to improve ongoing operations. As a result of the recent reorganization, the Company believes that we are in an improved position to take advantage of operational efficiencies and market growth opportunities. We have also reviewed the Commission Guidance presented in Release No. 33-8350 and confirm that we will endeavor in future filings to include a more comprehensive analysis regarding any changes in our revenue accounts.

ITEM 8A.CONTROLS AND PROCEDURES, P. 13

     2. We will amend the Company's August 31, 2004 Form 10-KSB/A filing under this item to read as follows:

               Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, except for the management control/procedure in relation to disclosures for future business operations, which resulted in the Company incorrectly stating that it had terminated its water purification business. The ineffective control was determined to be an isolated incident and had an immaterial effect on the Company's Form 10-KSB Annual Report. Management has taken the necessary actions to revise this control to prevent future failures.

FORM10-QSB FOR THE QUARTER ENDED NOVEMBER 30, 2004

BALANCE SHEETS, P.1

     3. Due to the Company focusing on the reorganization and repositioning of the Corporation, in an effort to improve ongoing operations, the Company had no sales during the quarter ended 11/30/04. As a result of the reorganization, we have reorganized our water purification business into a new subsidiary, have revised our testing and sales procedures for the water equipment, and are setting up a more reliable distribution system for this equipment, which Management believes will result in increased product sales, along with the corresponding reduction in our inventories, as Management intends to carry less inventory on hand in the future. All of the equipment currently in inventory carries a full ten-year replacement warranty by the manufacturer from the date of installation. As a result of the reorganization of the Corporation and the manufacturer's warranty, Management is confident that they can sell the remaining equipment units that are in the Inventory balance and that no excess inventory reserve is necessary for recording.

     4. As of November 30, 2004 our outstanding net accounts receivable was 90 days old. Based on past collection history and policy established by the Company, the Company provides fully an allowance for doubtful accounts for all accounts receivable after 180 days old or more. As a result of the age of the receivables as of November 30, 2004, and Management's analysis of collectibility, no allowance for doubtful accounts is deemed necessary for these receivables.

          The Registrant hereby acknowledges the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Registrant's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                          Very Truly Yours,


                                          Betty-Ann Harland